02 DEC -2 AM 8:23

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

November 29, 2002

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02060197

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

SUPPL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the Interim Report for the First Half of the 135th Fiscal Year dated November 29, 2002 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3538, fax: +81-3-5166-6215).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Toshihiko Yamamoto
Deputy General Manager
Corporate Legal Department

Enclosure

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

The following is an unofficial English translation of the "Interim Report for the First Half of the 135th Fiscal Year of Sumitomo Corporation," except for the presentation of consolidated financial statements and related information (including "Consolidated Operating Results" of page 5 and page 8 through page 13) based on the description of page 14. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

INTERIM REPORT FOR THE FIRST HALF OF THE 135th FISCAL YEAR

April 1, 2002, through September 30, 2002

SUMITOMO CORPORATION

To All Shareholders

To all shareholders, we thank you for your continued confidence and the exceptional support you always give to us.

We have just conducted an interim closing of accounts for the 135th Fiscal Year, and we would like to report on the general condition of the business etc. for the first half (April 1, 2002 through September 30, 2002).

November 2002
Motoyuki Oka
President and CEO

General Condition of the Business

1. Economic Environment

The global economy experienced a gradual recovery in the early part of this year, but the loss of confidence in U.S. corporate accounting practices and uncertainties about the Iraq situation have clouded the outlook since this summer. These concerns, combined with worries about corporate profits, have been causing an ongoing decline in stock prices worldwide.

In the United States, while business investment in plant and equipment has continued to contract, last year's interest rate cuts have produced positive effects on consumer spending and residential investment, with the result that domestic demand has held relatively firm overall and the economy has continued to expand at a moderate pace.

The countries of the European Union (EU) have also experienced a gradual recovery, but in Germany the deteriorating employment situation has caused consumer spending to be slow to pick up, leaving the economy overly dependent on external demand.

Economies in Asia have moved toward recovery; IT-related exports have bounced back, and in countries like South Korea and Thailand domestic demand has also improved. China has enjoyed a continuing expansion thanks to sustained growth in domestic demand and an increase in exports.

Within Japan, increased exports to the United States and Asian countries have brought a recovery in production levels, but the deterioration in corporate profits in fiscal 2001 (the year

through March 2002) has resulted in a downturn in plant and equipment investment. This, combined with the decrease in public investment, has caused domestic demand to lag and the deflationary trend to continue. Meanwhile, the Nikkei average of share prices on the Tokyo Stock Exchange has fallen to its lowest level since 1983; the stock market plunge has amplified the sense of uncertainty about the prospects for the economy.

2. Management Review

• Step Up Plan

Under the Step Up Plan (medium-term management plan for the period through next March), we have been working to drastically expand our profit base and further strengthen our corporate constitution by strategically allocating our management resources and drawing on the integrated corporate strength of the entire Sumitomo Corporation Group. There are only a few months left to go before the end of the plan period, but so far we are progressing steadily toward our targets. Meanwhile, in July this year we reorganized our Corporate Group operations from six groups into two groups, one office and one department to achieve enhanced functionality and productivity.

• Creating and expanding core businesses

In order to reach our targets under the Step Up Plan, our business units have been devoting energy to creating and expanding core businesses. Here are some examples of the progress that has been made:

(1) Consumer retailing

In April this year we merged the operations of Sumisho Retail Stores, Inc., with those of Asahi Medix Co., Ltd. (which we acquired in 2000) into Sumisho Drugstores, Inc., thereby adding momentum to the development of our drugstore chain. As a result we have expanded our network of outlets in the Tokyo area to 70, consisting primarily of TomoD's stores, which include prescription departments. We have also been actively developing our retail outlets with the aim of expanding our fashion brand business and opened Coach Japan, Inc. flagship store in Tokyo's upscale Ginza district in May this year.

(2) Energy

LNG Japan Corporation, a joint venture with Nissho Iwai Corporation, has achieved

steady progress in developing its business, including the conclusion of a contract for the supply of liquefied natural gas (LNG) to China's Fujian Province from a gas field over which it holds a part of the rights. Meanwhile, in the context of rising demand for clean energy sources, in the field of wind power generation we bid successfully to have a newly established subsidiary handle a large-scale wind power generation project for Tohoku Electric Power Co., Inc. In addition, we have taken an equity stake in Acumentrics Corporation, a U.S. company in the business of developing and manufacturing fuel cells to generate electricity by chemically combining hydrogen and oxygen, and we acquired exclusive rights to carry out marketing and sales for it in Japan.

(3) Biotechnology

Summit Pharmaceuticals International Corporation has been developing its drug discovery support services for Japanese pharmaceutical companies, and SC BioSciences Corporation has been working in close liaison with it to promote sales of biotechnology-related equipment and other products and services. Together with these two subsidiaries we set up a biotechnology venture fund last year, and we have been using this to channel investment into promising new firms as part of our ongoing overall drive in this field.

(4) Telecommunications

Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator offering cable television, Internet, and telephone services, has been steadily increasing its base of subscribers, which reached approximately 1.52 million households as of the end of September, up 29% from a year before. This company has launched a pay-per-view online video service using broadband connections, and—in a first for the Japanese cable television industry—introduced a system for automatic monthly payment of the charges for this service from viewers' bank accounts. Meanwhile, Jupiter Programming Co., Ltd., also a multiple system operator, which provides programming for cable TV and satellite broadcasting services, has worked together with J-COM and marketed a variety of programming content, including films and sports programs.

(5) China

In China, with its fast-developing economy, we have launched a parcel-delivery business through a joint venture with a domestic firm Shanghai Dazhong Transportation (Group) Co., Ltd. and Japan's Sagawa Express Co., Ltd. In addition, building on our rich store of experience in other Asian countries, we have begun to develop an industrial park in the city of Wuxi jointly with its municipal government and have been working to build up our logistical network there. Since last year we have dispatched nine company-wide missions to various destinations in China, and we have

worked to expand our business ties with private-sector firms playing a significant role in the Chinese economy. Among the fruits of these efforts was our equity investment in TCL Corporation, a company with which we had previously done business in the consumer electronics field. As an additional move to expand our operating base in China, we established Sumitronics Shanghai Co., Ltd. to move ahead with the integrated supply of electronics parts through our Supply Chain Management (SCM)[1] system. We have also been laying the groundwork for future business in a variety of other fields. In the polyvinyl chloride field, for example, as we envisage a dramatic rise in Chinese demand for high-quality film in the period to come, we have made an equity investment in Sanshui Changfeng Plastics Co., Ltd., a local manufacturing and sales company.

In other areas of business we have worked to exercise our integrated corporate strength and shift toward higher-value-added operations. For example, in the automobile dealership business, where we previously concentrated mainly on the European and Australian markets, we have increased our network of sales outlets in Asia through acquisitions, and we have also established a car sales finance subsidiary in Mexico. We have further strengthened our position in the market for home construction materials by entering into a capital and business tie-up with IG Kogyo Co., Ltd., a top manufacturer of siding that has superior technological capabilities. And we have actively developed our steel sheet processing business in Asia with the acquisition of steel business from Nomura Trading Holdings Co., Ltd., thereby enlarging our network of processing centers to a total of 16 companies.

• Compliance

In November 2000, we established a Legal Compliance Committee; in April last year this committee released a manual for use inside the company, and we have kept up our efforts to raise employees' awareness of compliance-related issues. In the first half of the current fiscal year we have devoted further energy to the achievement of full-fledged compliance with legal and regulatory requirements. In particular we focused on the issue of food safety and labeling with the establishment of a cross-sectional committee encompassing the relevant business units and with the application of controls and consciousness-raising efforts extending also to our subsidiaries.

[1] The Supply Chain Management (SCM) system is an overall approach aimed at maximizing the efficiency of the flows of goods, payments, and information all the way from the procurement stage through production and sales, based on the application of advanced information technology (IT) and logistics technology (LT).

• **Copper trading incident**

With respect to the copper trading incident, several civil lawsuits are pending against the company outside of Japan. We have been vigorously defending ourselves against these lawsuits aiming at resolving them promptly. We have also been making maximum efforts to recover our own losses, bringing suits for damages against foreign companies that abetted the unauthorized copper trading.

3. Consolidated Operating Results

The Company's consolidated total trading transactions for the first half of fiscal year 2002 amounted to 4,568.5 billion yen, a 5.5% decrease from the same period of the previous fiscal year. This was due to weak demand in the domestic market, continued withdrawal from less profitable businesses, and deconsolidation of certain subsidiaries into associated companies.

Gross trading profit decreased by 1.4% to 237.6 billion yen. By segment, in Materials and Real Estate, sales of condominiums in the Tokyo Metropolitan area showed strong performance. The subsidiaries' foodstuff & fertilizer business and retail business in Consumer Goods & Service improved. Transportation & Construction Systems increased due to the expanding automobile dealership business in Europe. On the other hand, Machinery & Electric was affected by the slowdown of plant project export business, and Media, Electronics & Network decreased due to the deconsolidation of some subsidiaries into associated companies. Chemical, Domestic Regional Business Units and Overseas Subsidiaries also decreased.

Selling, general and administrative expenses increased by 2.5 billion yen from the same period of the previous year, resulting from the increase in pension expense, amortization for software and the expansion of subsidiaries' business. On the other hand, reversal of provision for doubtful receivables increased by 2.2 billion yen mainly due to the collection of certain doubtful receivables.

Although valuation losses of equity investments in information & telecommunication related businesses were recognized, interest expense and gain on sale of property and equipment improved. In addition, equity in earnings of associated companies increased by 3.6 billion yen. As a result, net income for the first half of this fiscal year totaled 21.4 billion yen, an increase of 1.1 billion yen, or a 5.4% increase from the same period of the previous year.

The Board of Directors, meeting on October 31, decided to pay the interim dividend for the first half of fiscal year 2002 at 4 yen per share.

4. Future Economic Prospects and Management Challenges

• Economic prospects

If the U.S. economy maintains its gradual expansion, the outlook for the global economy is for the cyclical recovery to continue. But given the Iraq situation and the various other clouds on the horizon, over the short term there is a possibility that the upturn will mark time.

Within Japan, the economy is expected to follow a gradual upward path following the bottoming out of the recession early in the current fiscal year. But considering both the uncertainties on the international scene and the adverse effect of the domestic stock market decline on business performance, along with its possible aggravation of the bad-loan problem and the deflationary trend, there is also a chance that the recovery will be delayed.

• Management challenges

Under these conditions, we are now taking our final step toward the target of a consolidated risk-adjusted return[2] ratio of at least 5% after taxes, which is our quantitative goal under the Step Up Plan. As a longer-range undertaking, we will redouble our efforts to increase our profitability so as to achieve a ratio that covers our shareholders' capital cost of 7.5%. Meanwhile, in the area of compliance, we will appoint "compliance leaders" in each of our business units, regional business units, and major overseas offices and will continue to work to strengthen our compliance in every organizational unit and region; at the same time we will strive to improve the compliance systems of our subsidiaries so as to strengthen our group-wide compliance architecture.

With respect to corporate governance, we take the enhancement of management efficiency and soundness and the achievement of transparency to be the fundamental requirements, and with these in mind we intend to consider specific steps, such as the strengthening and functional upgrading of our corporate auditing setup, the appointment of outside advisors, reduction in the number of board members, the introduction of a system of executive officers, and the adoption of age and/or term limits for chairman and president.

Through the measures outlined above, we will work to further develop Sumitomo

[2] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the cash flow it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

Corporation into a global leading company and to achieve prosperity and to realize dreams for our shareholders and all our other stakeholders. At the same time we will strive to further increase our corporate value and conduct our activities so as to earn our shareholders' support.

We sincerely request the ongoing support of all our shareholders.

Sumitomo Corporation and Consolidated Subsidiaries

Summary of Consolidated Financial Statements and Trend of Financial Status

	The first half of the 132nd year (4/99-9/99)	The first half of the 133rd year (4/00-9/00)	The first half of the 134th year (4/01-9/01)	The first half of the 135th year (4/02-9/02)	The 134th year (4/01-3/02)
Total trading transactions (millions of yen)	5,164,335	4,995,438	4,834,998	4,568,536	9,645,379
Gross trading profit (millions of yen)	226,442	242,979	240,901	237,574	487,274
Net income (millions of yen)	13,154	32,579	20,302	21,407	45,216
Net income per share (yen)	12.36	30.61	19.08	20.12	42.49
Total assets (millions of yen)	5,257,768	4,916,624	4,777,892	4,612,998	4,852,554
Total shareholders' equity (millions of yen)	615,626	653,983	597,440	641,428	650,366
Shareholders' equity per share (yen)	578.34	614.49	561.45	602.80	611.14
Shareholders' equity ratio (%)	11.7	13.3	12.5	13.9	13.4
Interest-bearing liabilities (net) (millions of yen)	2,822,006	2,489,049	2,474,659	2,398,953	2,528,794
Debt-equity ratio (net) (times)	4.6	3.8	4.1	3.7	3.9

Notes: 1. Interest-bearing liabilities (net) excludes Cash and cash equivalents and Time deposits from Interest-bearing liabilities.

2. Interest-bearing liabilities (net) for the first half of 134th and 135th, and the entire 134th year presented above include the amounts arose from the effect of adopting Statement of Financial Accounting Standards No.133 "Accounting for Derivative Instruments and Hedging Activities." The amount recognized from the effect of adoption for the first half of 134th and 135th, and the entire 134th year was 46,432 millions, 48,293 millions, and 40,518 millions of yen, respectively.


Gross trading profit
(billions of yen)
300
250
200
150
100
50
0
The first half of the 132nd year (4/99-9/99)
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)


Net income
(billions of yen)
35
30
25
20
15
10
5
0
The first half of the 132nd year (4/99-9/99)
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)


Total shareholders' equity & Shareholders' equity ratio
(billions of yen)
(%)
700
600
500
400
300
200
100
0
15
10
5
0
The first half of the 132nd year (4/99-9/99)
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)
Total shareholders' equity
Shareholders' equity ratio


Interest-bearing liabilities (net) & Debt-equity ratio (net)
(trillions of yen)
(times)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
5
4
3
2
1
0
The first half of the 132nd year (4/99-9/99)
The first half of the 133rd year (4/00-9/00)
The first half of the 134th year (4/01-9/01)
The first half of the 135th year (4/02-9/02)
Interest-bearing liabilities (net)
Debt-equity ratio (net)

Sumitomo Corporation and Consolidated Subsidiaries

Segment Information

Six-month periods ended September 30, 2002 and 2001 (Unaudited)

Operating segments:

2002:

Segment	Millions of Yen Total trading transactions	Gross trading profit	Net income	As of September 30, 2002 Segment assets
Metal Products	¥ 445,454	¥ 18,186	¥ 3,701	¥ 312,124
Transportation & Construction Systems	662,883	42,198	4,404	740,017
Machinery & Electric	686,118	8,716	(2,580)	402,926
Media, Electronics & Network	181,981	18,179	(3,955)	255,533
Chemical	196,753	12,117	1,214	178,381
Mineral Resources & Energy	698,875	14,825	2,052	273,997
Consumer Goods & Service	443,922	43,944	2,916	275,974
Materials & Real Estate	210,499	25,160	3,874	446,340
Financial & Logistics	56,711	7,041	612	165,530
Domestic Regional Business Units, Offices and Branch Offices	677,608	25,073	398	546,678
Overseas Subsidiaries and Branches	554,540	28,553	3,108	472,815
Segment Total	4,815,344	243,992	15,744	4,070,315
Corporate and Eliminations	(246,808)	(6,418)	5,663	542,683
Consolidated	¥ 4,568,536	¥ 237,574	¥ 21,407	¥ 4,612,998

2001:

Segment	Millions of Yen Total trading transactions	Gross trading profit	Net income	As of March 31, 2002 Segment assets
Metal Products	¥ 461,526	¥ 18,984	¥ 2,485	¥ 314,112
Transportation & Construction Systems	629,565	39,505	3,334	738,215
Machinery & Electric	838,181	13,679	985	421,239
Media, Electronics & Network	249,925	21,820	555	291,370
Chemical	220,621	13,832	1,246	204,780
Mineral Resources & Energy	545,161	15,378	1,350	266,705
Consumer Goods & Service	460,583	40,647	689	277,404
Materials & Real Estate	308,910	19,365	1,805	480,349
Financial & Logistics	53,455	6,791	456	152,510
Domestic Regional Business Units, Offices and Branch Offices	864,274	27,617	2,008	590,681
Overseas Subsidiaries and Branches	541,977	30,349	4,771	477,281
Segment Total	5,174,178	247,967	19,684	4,214,646
Corporate and Eliminations	(339,180)	(7,066)	618	637,908
Consolidated	¥ 4,834,998	¥ 240,901	¥ 20,302	¥ 4,852,554

2002:

Segment	Millions of U.S. Dollars Total trading transactions	Gross trading profit	Net income	As of September 30, 2002 Segment assets
Metal Products	$ 3,622	$ 148	$ 30	$ 2,538
Transportation & Construction Systems	5,389	343	36	6,016
Machinery & Electric	5,578	71	(21)	3,276
Media, Electronics & Network	1,480	148	(32)	2,077
Chemical	1,600	98	10	1,450
Mineral Resources & Energy	5,682	121	17	2,228
Consumer Goods & Service	3,609	357	24	2,244
Materials & Real Estate	1,711	205	31	3,629
Financial & Logistics	461	57	5	1,346
Domestic Regional Business Units, Offices and Branch Offices	5,509	204	3	4,444
Overseas Subsidiaries and Branches	4,508	232	25	3,844
Segment Total	39,149	1,984	128	33,092
Corporate and Eliminations	(2,006)	(53)	46	4,412
Consolidated	$ 37,143	$ 1,931	$ 174	$ 37,504

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

September 30, 2002 (Unaudited) and March 31, 2002

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2002	March 31, 2002	September 30, 2002
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 273,386	¥ 276,726	$ 2,223
Time deposits	9,772	7,870	79
Marketable securities	5,131	5,567	42
Receivables—trade			
Notes and loans	251,924	289,416	2,048
Accounts	1,003,417	1,072,464	8,158
Associated companies	169,058	162,454	1,374
Allowance for doubtful receivables	(8,623)	(10,683)	(70)
Inventories	372,955	406,615	3,032
Deferred income taxes	25,493	24,203	207
Advance payments to suppliers	58,959	46,533	479
Other current assets	117,784	133,970	959
Total current assets	2,279,256	2,415,135	18,531
Investments and long-term receivables:			
Investments in and advances to associated companies	297,035	285,418	2,415
Other investments	488,857	583,276	3,974
Long-term receivable	667,108	680,365	5,424
Allowance for doubtful receivables	(76,467)	(83,122)	(622)
Total investments and long-term receivables	1,376,533	1,465,937	11,191
Property and equipment, at cost less accumulated depreciation	754,848	776,346	6,137
Other assets	202,361	195,136	1,645
Total	¥ 4,612,998	¥ 4,852,554	$ 37,504

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

September 30, 2002 (Unaudited) and March 31, 2002

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2002	March 31, 2002	September 30, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 536,094	¥ 773,829	$ 4,358
Current maturities of long-term debt	426,723	356,527	3,469
Payables-trade			
Notes and acceptances	119,264	166,565	970
Accounts	639,561	672,954	5,200
Associated companies	27,485	25,361	223
Accrued income taxes	13,871	9,840	113
Other accrued expenses	40,037	37,456	326
Advances from customers	61,720	64,831	502
Other current liabilities	89,827	113,254	730
Total current liabilities	1,954,582	2,220,617	15,891
Long-term debt, less current maturities	1,920,529	1,883,581	15,614
Accrued pension and severance liabilities	8,582	8,544	70
Deferred income taxes	7,456	14,561	61
Minority interests	80,421	74,885	653
Shareholders' equity:			
Common stock	169,439	169,439	1,378
Additional paid-in capital	189,548	189,548	1,541
Retained earnings			
Appropriated for legal reserve	17,686	17,686	144
Unappropriated	315,077	297,927	2,561
	332,763	315,613	2,705
Accumulated other comprehensive loss	(49,853)	(23,858)	(405)
Treasury stock, at cost	(469)	(376)	(4)
Total shareholders' equity	641,428	650,366	5,215
Total	¥ 4,612,998	¥ 4,852,554	$ 37,504

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Income

Six-month periods ended September 30, 2002 and 2001
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2,002	2,001	2,002
Total trading transactions	¥ 4,568,536	¥ 4,834,998	$ 37,143
Gross trading profit	¥ 237,574	¥ 240,901	$ 1,931
Other income (expenses) :			
Selling, general and administrative expenses	(201,875)	(199,358)	(1,641)
Reversal of provision for doubtful receivables	3,023	806	25
Interest expense, net of interest income	(3,114)	(7,765)	(25)
Dividends	3,449	3,830	28
Gain (loss) on marketable securities and investments, net	(9,037)	12,139	(73)
Gain on sale of property and equipment, net	3,909	831	32
Other, net	2,005	(12,305)	15
Total	(201,640)	(201,822)	(1,639)
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	35,934	39,079	292
Income taxes	(15,216)	(16,570)	(124)
Income before Minority interests in earnings of subsidiaries and equity in earnings of associated companies	20,718	22,509	168
Minority interests in earnings of subsidiaries, net (after income tax effect)	(2,947)	(2,270)	(24)
Equity in earnings of associated companies, net (after income tax effect)	3,636	63	30
Net income	¥ 21,407	¥ 20,302	$ 174

Amounts per share	Yen		U.S. Dollars
Net income:			
Basic	¥ 20	¥ 19	$ 0
Diluted	20	19	0
Cash dividends applicable to the period	¥ 4	¥ 4	$ 0

Sumitomo Corporation and Consolidated Subsidiaries

Condensed Statements of Consolidated Cash Flows

Six-month periods ended September 30, 2002 and 2001
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2002	2001	2002
Operating activities:			
Net income	¥ 21,407	¥ 20,302	$ 174
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	36,405	32,435	296
Reversal for doubtful receivables	(3,023)	(806)	(25)
Gain (loss) on marketable securities and investments, net	9,037	(12,139)	73
Gain on sale of property and equipment, net	(3,909)	(831)	(32)
Equity in earnings of associated companies, net	(3,636)	(63)	(30)
Changes in operating assets and liabilities:			
Receivables	76,489	111,218	622
Inventories	25,405	6,860	207
Payables	(68,637)	(113,950)	(558)
Other, net	8,357	(8,789)	69
Net cash provided by operating activities	97,895	34,237	796
Investing activities:			
Changes in:			
Property and equipment	(14,997)	(45,207)	(122)
Investments	42,090	(15,316)	342
Loans	(21,258)	49,997	(173)
Time deposits	(3,294)	(3,528)	(26)
Net cash provided by (used in) investing activities	2,541	(14,054)	21
Financing activities:			
Changes in:			
Short-term debt	(229,487)	(42,726)	(1,866)
Long-term debt	133,664	2,572	1,087
Cash dividends paid	(4,257)	(4,257)	(35)
Others	(677)	(524)	(5)
Net cash used in financing activities	(100,757)	(44,935)	(819)
Effect of exchange rate changes on cash and cash equivalents	(3,019)	2,117	(25)
Net decrease in cash and cash equivalents	(3,340)	(22,635)	(27)
Cash and cash equivalents, beginning of period	276,726	251,532	2,250
Cash and cash equivalents, end of period	¥ 273,386	¥ 228,897	$ 2,223

Sumitomo Corporation and Consolidated Subsidiaries

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation have been included. The unaudited consolidated financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in Sumitomo Corporation's Annual Report for the year ended March 31, 2002. The consolidated results of operations and other data for the six-month period ended September 30, 2002 are not necessarily indicative of results that may be expected for the entire fiscal year ending March 31, 2003. All significant inter-company accounts and transactions have been eliminated in consolidation. Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted.

2. In the Statements of Consolidated Income for the first half of the 135th fiscal year, Minority interests in earnings of subsidiaries, net, is excluded from Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies. The figures for the first half of the 134th fiscal year are reclassified accordingly.

3. The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥123= US$1.

4. Amounts in millions of yen are rounded to the nearest million.

Sumitomo Corporation

Balance Sheets (Non-consolidated basis)

(millions of yen)

Assets	September 30 2002	March 31 2002
Current assets	1,608,357	1,733,706
Cash and deposits	170,862	171,903
Notes receivable, trade	112,398	140,275
Accounts receivable, trade	746,605	816,596
Marketable securities	14	10
Merchandise	94,434	104,929
Real estate held for development and resale	67,643	77,764
Advances to suppliers	112,729	105,801
Short-term loans receivable	210,297	203,185
Other current assets	97,572	120,840
Allowance for doubtful receivables	(4,200)	(7,600)
Fixed assets	1,510,992	1,529,720
Tangible fixed assets, at cost less accumulated depreciation	275,958	264,399
Intangible fixed assets	41,247	37,750
Investments and other assets	1,193,786	1,227,570
Investment securities	819,523	844,632
Long-term loans receivable	268,624	248,228
Other investments and assets	206,636	257,820
Allowance for doubtful receivables	(100,997)	(123,110)
Total	3,119,350	3,263,427

Liabilities and shareholders' equity	September 30 2002	March 31 2002
Current liabilities	1,178,540	1,383,396
Notes payable, trade	79,623	115,396
Accounts payable, trade	455,617	494,065
Short-term loans	233,362	242,778
Commercial paper	257,000	381,000
Advances from customers	94,594	94,396
Other current liabilities	58,342	55,759
Long-term liabilities	1,398,180	1,327,532
Long-term loans	1,100,743	1,036,895
Bonds and notes	221,630	214,378
Convertible bonds	35,702	35,702
Other long-term liabilities	40,104	40,556
Total liabilities	2,576,720	2,710,929
Common stock	169,438	169,438
Capital surplus	166,029	166,029
Additional paid-in capital	166,029	166,029
Retained earnings	195,679	194,482
Net unrealized holding gains on securities available-for-sale	11,950	22,913
Treasury stock	(468)	(366)
Total shareholders' equity	542,629	552,497
Total	3,119,350	3,263,427

Notes:

(millions of yen)

	(September 30, 2002)	(March 31, 2002)
1. Accumulated depreciation of tangible fixed assets	55,541	53,698
2. Collateral assets	114,618	110,270
3. Contingent liabilities for guarantees	504,126	530,179
4. Notes discounted	39,682	36,186
5. Notes endorsed	1	12

Sumitomo Corporation

Statements of Income (Non-consolidated basis)

(millions of yen)

	Six-month periods ended September 30			
	2002		2001	
Operating income/expenses				
Sales		3,301,430		4,105,033
Cost of sales	3,220,568		4,022,363	
Gross trading profit		80,862		82,670
Selling, general and administrative expenses	78,207		75,158	
Operating profit		2,654		7,511
Non-operating income/expenses				
Non-operating income		18,809		31,977
Interest income		8,872		11,287
Dividend income		5,658		11,298
Other non-operating income		4,279		9,391
Non-operating expenses	9,512		18,940	
Interest expenses	6,490		9,383	
Interest expenses on commercial paper	95		175	
Other non-operating expenses	2,926		9,381	
Ordinary income		11,952		20,548
Extraordinary gains		12,811		13,076
Gains on sales of fixed assets		4,187		1,498
Gains on sales of investment securities		3,880		7,021
Received compensation for loss on copper trading		2,022		-
Reversal of provision for bad debts reserve of affiliates and others		521		-
Reversal of provision for doubtful receivables and others in specific countries		2,200		-
Gains on securities transferred to pension fund		-		4,556
Extraordinary losses	14,733		21,981	
Losses on sales of fixed assets	370		1,284	
Losses on sales of investment securities	851		1,278	
Valuation losses on investment securities	13,511		6,814	
Provision for bad debts reserve of affiliates and others	-		7,690	
Expenses for settlement related to copper trading	-		4,913	
Net income before income taxes		10,029		11,644
Income taxes	1,150		1,500	
Income taxes-deferred	3,200		1,050	
Net income		5,679		9,094
Unappropriated retained earnings after appropriation		14,516		12,677
Unappropriated retained earnings, end of period		20,196		21,771

Note: Non-consolidated results' amounts in millions of yen are rounded down to the nearest million.

General Condition of the Company (as of September 30, 2002)

- **Date of Incorporation** December 1919
- **Amount of Capital** ¥169,438,931,183

1. Places of Business

•	Domestic	Head Office	Tokyo
		Regional Business Units	Three: Kansai, Chubu, Kyushu/Okinawa
		Offices	Four, including Kobe office in Kansai Regional Business Unit
		Branch Offices	Fifteen, including fourteen branch offices in Regional Business Units
		Sub-Branch Offices	Three, including two sub-branch offices in Kyushu Okinawa Regional Business Unit

(In addition to the above, there are four principal, branch and sub-branch offices of the Company's domestic incorporated subsidiary.)

•	Overseas	Branch Offices	Three
		Representative Offices	Sixty-three

(In addition to the above, there are eighty principal, branch or other offices of the Company's overseas locally-incorporated subsidiaries.)

2. Number of Consolidated Subsidiaries and Other Affiliated Companies

- Consolidated Subsidiaries 542
- Associated Companies 192

3. Status of the Stock

- Number of Issued Shares 1,064,608,547 shares
- Number of Shareholders 49,247 persons

4. Number of Employees

- Total 4,856

(In addition to the above, the number of employees hired by the Company overseas is 641 and the number of employees employed locally by the Company's overseas locally-incorporated subsidiaries is 1,824.)

5. Directors and Corporate Auditors

Chairman of the Board of Directors*	Kenji Miyahara
President and CEO*	Motoyuki Oka
Executive Vice President*	Shigemi Hiranuma
Executive Vice President*	Naoki Kuroda
Executive Vice President	Atsushi Nishijo
Executive Vice President*	Kosaburo Morinaka
Senior Managing Director*	Masabumi Kimura
Senior Managing Director*	Hironori Kato
Senior Managing Director	Hideki Yamane
Senior Managing Director*	Kenichi Nagasawa
Managing Director*	Koji Nakajima
Managing Director*	Yuji Tamura
Managing Director	Takaaki Shibata
Managing Director*	Shuji Hirose
Managing Director*	Kenzo Okubo
Managing Director*	Tadahiko Mizukami
Managing Director*	Shizuka Tamura
Managing Director*	Masaomi Bando
Managing Director*	Noriaki Shimazaki
Managing Director*	Nobuhide Nakaido
Director	Takehiro Yamanaka
Director	Katsuichi Kobayashi
Director	Susumu Kato
Director	Michio Ogimura
Standing Corporate Auditor (Full-time)	Takashi Nomura
Standing Corporate Auditor** (Full-time)	Isao Yamamoto
Corporate Auditor**	Hiroshi Maeda
Corporate Auditor**	Itsuo Sonobe

Notes: 1. Representative directors are indicated by an asterisk (*).

2. Outside corporate auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*), are indicated by two asterisks (**).

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